EXHIBIT 99.1

Ero Copper Reports Two Separate Fatal Incidents at its Operations

VANCOUVER, British Columbia, Jan. 18, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is deeply saddened to report that, in recent days, two separate and isolated incidents occurred at its operations resulting in fatal injuries being sustained by two employees. One incident occurred at the Company's MCSA Mining Complex, and the second incident occurred at its NX Gold Mine. No other personnel were injured.

Following each incident, the Company voluntarily suspended each of its operations to allow for investigations to be conducted and for leadership to provide support for the employees' families and affected staff. Since the incident at the MCSA Mining Complex late last week, mining and milling operations have resumed. Since the incident at the NX Gold Mine yesterday evening, operations have been suspended as part of a site-wide safety stop initiative and are expected to resume within the next 24 hours.

The Company is actively assisting in the investigation of these tragic incidents.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that use forward-looking terminology such as "may", "could", "would", "will", "should", "intend", "target", "plan", "expect", "budget", "estimate", "forecast", "schedule", "anticipate", "believe", "continue", "potential", "view" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the expected restart of operations at the NX Gold Mine.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release. While the Company considers such assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading "Risk Factors" in the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.